Exhibit (a)(5)(S)

Employee Question & Answers

Dated: August 14 2017

Tender Offer:

Q: I received a notification and instructions around the Tender Offer.  What do I need to do to tender my shares and are there any actions I need to take?

A:  If you own outstanding shares of Rocket Fuel common stock, you will receive the tender offer documentation in the mail. You can review the tender offer documentation and decide whether you would like to accept the tender offer (in which case you will need to follow the instructions in the tender offer documentation).  The tender offer expires at 12:00 midnight, New York City time, at the end of the day on August 29, 2017, unless otherwise extended.  The Tender Offer documentation is also available on the SEC’s website.

If you have questions once you receive those documents or you would like additional copies, you can contact the information agent, Okapi Partners, at (888) 785-6709 for assistance.

Technology/Product/Services Questions:

Q: Of our current clients, who uses Sizmek?

A:  There is certainly client overlap, which is to our advantage. As a combined company, we offer a richer set of products to our clients on a global scale focused on data enablement, creative optimization, and media execution coming together and redefining the boundaries of digital advertising.  Here’s what it looks like:

•                  Data enablement: We have the unique ability to bring together all data components in one place across the entirety of the media plan.  This includes what we call the 5C’s of data:  data on the campaign, the consumer, the context, the creative, and the cost.  We’ll be able to do this through a DMP, Peer39, all powered by AI.

•                  Creative optimization: As the second largest ad server in the world with the most robust dynamic creative optimization capabilities, we’ll be able to deliver advertising that’s deeply personalized, reaching the right consumer at the right time.

•                  Media execution: Through our DSP clients will be able to plan, execute, and measure campaigns across the entire media plan.

Through this full stack platform, we have a huge opportunity to upsell clients on a global scale.  It also affords us the opportunity to obtain new clients with a much stronger sales proposition.

Q: In terms of integrating our technologies, would Sizmek’s technology feed into our AI?  How long does an integration like that take?

A:  There are multiple opportunities to integrate our tech stack and apply our AI to new solutions. We’ll be able to bring together data on the campaign, context, the creative, and the cost to deliver the optimal customer experience across the entire media plan.  On top of that, our clients advertising campaigns can be enriched by both AI and dynamic creative optimization.

In terms of timeline, we will work on an integration plan which will take at least until Q2 of 2018 to reap the first real benefits.  In the interim, we will work on quick wins such as selling Peer39 to Rocket Fuel platform clients.

Q: What should the communication be to the current Site clients that are seeing heavy investments on the media side of the business, but no updates to our site decisioning product?

A:  We are actively working on enhancements to the site decisioning product in Q3.

Q: Convergence for legacy [x+1] clients to the Rocket Fuel cookie space is still not complete for several high-revenue clients. Should this now be put on hold until there’s clarity on which cookie space will be leveraged going forward? Will those that converged to the RFI cookie space now need to potentially converge again?

A:  Convergence of cookie space is a topic that is on the agenda for the integration workstreams.

The important thing to note is that the needs of all key and strategic clients are always at the core of our decision making process.

Q: When can we get access to Sizmek’s console to start learning it?

A:  Shortly after the deal closes Sizmek and Rocket Fuel will be providing user logins to each other’s platforms as appropriate for the different functions. This will allow us to better understand current capabilities and how we want to shape the interface integration.

Q: Is Rocket Fuel going to be listed as a product or is Sizmek going to integrate our tech completely into their existing suite of products?

A:  Over time we will establish the largest independent buy-side platform with data enablement, creative optimization, and media execution capabilities, all in a self-service capacity.  We are considering using the Sizmek brand name for this product.  In addition, we are also considering a launch of an outcome based guarantee business under a different name.  We’ll work the details out during the integration process and update you accordingly.

Q: Would you expect Sizmek’s team of traders to be integrated with our team or remain separate?

A:  Our aim is to create a unified company as soon as possible, all working together to achieve the same goals.  These details will be worked out during the integration process.

Q: How does this acquisition affect our relationship/contract with AudienceX?

A:  Audience X, like many of our self-service partners, are very excited for the future combination of Sizmek and Rocket Fuel.  They see the union of two complementary technologies as something that can expand their offering to strengthen their mid-market position.  At this time, our existing relationships will continue as they have in the past.  More details will be made available as we move forward.

Q: Why is the Media Services business declining so much?

A:  The managed services business is declining as the business model is no longer accepted by most agencies and advertisers.  Ultimately, as a managed service provider, you promise performance, but don’t guarantee it. As such, you are delivering a performance that you think is good enough to keep the client happy while you actually maximize your own margins.  As a result, the client takes the full risk of the campaign execution without any upside, while the managed service provider takes no risk but captures the margin. Agencies and advertisers have learned that this is the way the managed services model works and no longer accept it.

As a result, we see more and more clients moving to fully transparent platforms, where they can capture the true benefits of the technology—no or little risk with guaranteed performance.

Benefits/Culture/General Questions:

Q: What is the primary reason for the delay in responding to questions?  It seems like an announcement of this magnitude would call for more timely responses.

Our and Sizmek´s culture has always been centered on transparency and open communication. However, until the deal is closed, we are in a unique position and are not able to communicate as openly as we would like.  It is important to remember that the sale of a public company requires both companies, and their respective lawyers to review and approve all communications, and also inhibits us from sharing more than we have thus far.  Once the ban is lifted after close, we’ll be able to have more open discussions and answer additional questions.  In the meantime, please be patient.

Q: How can we help with integration?

A:  There is no action needed to be taken at this time. The Rocket Fuel RED team is actively engaging with Sizmek on integration plans. Keeping focused on Q3 and Q4 is the main priority.

Q: Are any plans going to be put in place to prevent Rocket Fuel employees from leaving now given the uncertainty of things to come?

A: We have the unique opportunity to create the largest independent buy-side platform in the world, and make a big impact.  We truly hope you recognize the true potential and want to be a part of it. When we succeed, the result will be more resources and incentives to devote to our team. It’s a self-fulfilling cycle that will benefit all of us.

Q: Will we be keeping the Navia commuter benefits?

A:  These details will be worked out during the integration process.

Q: What is the Sizmek company culture like and how does it differ from Rocket Fuel’s culture?

A: Sizmek is built on the belief that creating impressions that inspire is vital to building meaningful, long-lasting relationships with customers.  Just as important, is creating a truly inspiring company and culture for all employees.

Our goal is to create a company with a bold new vision, a new set of shared values, and a new product strategy. In doing so, we will bring together the best ingredients from Rocket Fuel and Sizmek and build a culture we can all thrive in.

Culture is created by our people, which means each of you will take an active role in molding a new company that ultimately creates value for our clients.  Culture is based on sharing the same beliefs, and having trust in one another.  The right culture will be created when we spend time together, work hard, have fun, and ultimately succeed as a team.  It’s an exciting time ahead.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Rocket Fuel Inc. (“Rocket Fuel”), Sizmek Inc. (“Sizmek”), through an affiliate, commenced a tender offer for all of the outstanding shares of Rocket Fuel on August 2, 2017. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rocket Fuel. It is also not a substitute for the tender offer materials that Sizmek filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. Sizmek filed tender offer materials on Schedule TO with the SEC, and Rocket Fuel filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ROCKET FUEL’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement are available to Rocket Fuel’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Rocket Fuel’s stockholders by contacting Rocket Fuel at ir@rocketfuel.com or by phone at (650) 481-6082, or by visiting Rocket Fuel’s website (www.rocketfuel.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Rocket Fuel with the SEC) are available at no charge on the SEC’s website (www.sec.gov). ROCKET FUEL’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY SIZMEK OR ROCKET FUEL WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SIZMEK AND ROCKET FUEL.